UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934
Date of Report (Date of earliest event reported):
July 29, 2021

COLUMBIA BANKING SYSTEM, INC.
(Exact name of registrant as specified in its charter)

Washington	000-20288	91-1422237
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)
1301 A Street
Tacoma, WA 98402-2156
(Address of principal executive offices and zip code)
(253) 305-1900
(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
Common Stock, No Par Value	COLB	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Items to be Included in this Report

Item 2.02 Results of Operations and Financial Condition
On July 29, 2021, Columbia Banking System, Inc. (the "Company") issued a press release reporting its financial results for the quarter ended June 30, 2021 and reporting a quarterly cash dividend of $0.28 per share. The dividend will be paid on August 25, 2021 to shareholders of record at the close of business on August 11, 2021. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference in its entirety.
Item 8.01 Other Events
The information concerning the Company's quarterly dividend included in Item 2.02 is incorporated by reference into this Item 8.01.
Item 9.01 Financial Statements and Exhibits
(d)
99.1 Press release dated July 29, 2021 reporting the financial results of Columbia Banking System, Inc. for the quarter ended June 30, 2021 and a quarterly cash dividend for the quarter ended June 30, 2021.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COLUMBIA BANKING SYSTEM, INC.

Date:	July 29, 2021	/s/ CLINT E. STEIN
Clint E. Stein
President and Chief Executive Officer